UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted on paper if permitted by Regulation S-T Rule 101(b)(8)	☒

AFRIORE LIMITED
(Name of Subject Company)

Barbados
(Jurisdiction of Subject Company's Incorporation or Organization)

AFRIORE LIMITED
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

007972
(CUSIP Number of Class of Securities (if applicable))

CT Corporation System
111 Eighth Avenue, New York, New York 10011
(212) 894-8940
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 20, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) The following documents, which are attached hereto, are being distributed to the shareholders of AfriOre Limited:

Document Number	Description
1.	Note to U.S. Residents, Notice of Special Meeting of Shareholders of AfriOreLimited to be held on May 11, 2005, and Management Proxy Circular.
2.	Form of Proxy of AfriOre Limited.

(b) Not applicable.

Item 2. Informational Legends.

A Note to U.S. Residents containing a legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been distributed to the shareholders of AfriOre Limited together with the Notice of Special Meeting of Shareholders of AfriOre Limited to be held on May 11, 2005, and the Management Proxy Circular.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not Applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "SEC"), AfriOre Limited is filing with the SEC an Irrevocable Consent and Power of Attorney on Form F-X. AfriOre Limited will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AFRIORE LIMITED

By: [signature]
Name: STUART R. COMLINE
Title: CHAIRMAN

Date: April 20, 2005

Document 1

AFRIORE LIMITED

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF AFRIORE LIMITED TO BE HELD ON MAY 11, 2005

AND

MANAGEMENT PROXY CIRCULAR

March 28, 2005

NOTE TO U.S. RESIDENTS

The common shares of AfriOre Limited, a British Virgin Islands company ("New AfriOre"), to be issued in connection with the Continuance of AfriOre Limited, a Barbados Company ("Old AfriOre"), from Barbados to the British Virgin Islands have not been registered under the U.S. Securities Act of 1933 (the "U.S. Securities Act") and may not be offered or sold within the United States or to U.S. persons unless such shares are registered under the U.S. Securities Act or an exemption from such registration requirements is available.

The common shares issued in connection with the Continuance are securities of a foreign company. The transactions are subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document has been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer of the securities described above may purchase securities in open market or privately negotiated purchases.

The common shares of New AfriOre to be issued in connection with the Continuance are being distributed within the United States pursuant to the exemption from registration under the U.S. Securities Act provided by Rule 802 thereunder, and are being distributed outside the United States pursuant to the exemption from registration under the U.S. Securities Act provided by Regulation S thereunder. The common shares of New AfriOre issued in connection with the Continuance will be "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act to the same extent as the common shares of the Old AfriOre were "restricted securities".

AFRIORE LIMITED

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF AFRIORE LIMITED TO BE HELD ON MAY 11, 2005

AND

MANAGEMENT PROXY CIRCULAR

MARCH 28, 2005

AFRIORE LIMITED

Hampton House
Erdiston Hill, St. Michael, Barbados
Tel: (212) 386-5496

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the "**Meeting**") of AfriOre Limited (the "**Corporation**") will be held at Hampton House, Erdiston Hill, St. Michael, Barbados on May 11, 2005 at the hour of 11:00 o'clock in the morning (Barbados Time) for the purpose of:

1. considering and, if deemed advisable, passing, with or without variation, a resolution (the "**Continuance Resolution**") as set forth in Appendix A to the Management Proxy Circular approving the continuance of the Corporation from Barbados to the British Virgin Islands; and

2. transacting such other business as may properly come before the Meeting or any adjournment thereof.

According to laws of Barbados, where a company wishes to continue into another jurisdiction, the approval of shareholders is required and a shareholder is entitled to dissent and, when the action approved by the Continuance Resolution from which a shareholder dissents becomes effective, to be paid by the Corporation the fair value of the shares held by him or her. The fair value in such circumstances is to be determined as of the close of business on the day before the Continuance Resolution is adopted.

Shareholders who are unable to attend the Meeting, or any adjournment thereof, in person are requested to date and sign the enclosed form of proxy. A proxy will not be valid unless it is deposited at the offices of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, Facsimile within North America (866) 249-7775 and outside North America (416) 263-9524, not less than 48 hours (excluding Saturdays and holidays) before the date of the Meeting or any adjournment thereof. If you are able to attend the Meeting or any adjournment thereof, sending your proxy will not prevent you from voting in person.

DATED this 28th day of March, 2005.

By Order of the Board of Directors

(Signed) *"George Michael van Aswegen"*

George Michael van Aswegen

Director, President and Chief Executive Officer

TABLE OF CONTENTS

APPENDICES

8

AFRIORE LIMITED

Hampton House
Erdiston Hill, St. Michael, Barbados
Tel: (212) 386-5496
Company No: 20371

MANAGEMENT PROXY CIRCULAR

Companies Act of Barbados
(Section 140)

In respect of the special meeting of shareholders (the "**Meeting**") of AfriOre Limited (the "**Corporation**") to be held on the 11th day of May, 2005 at Hampton House, Erdiston Hill, St. Michael, Barbados at 11:00 o'clock in the morning (Barbados Time).

SOLICITATION ON BEHALF OF THE MANAGEMENT OF THE COMPANY

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION ON BEHALF OF THE MANAGEMENT OF THE CORPORATION of proxies to be used at the Meeting to be held on May 11, 2005 at the time and place and for the purposes set forth above and in the accompanying Notice of Meeting. Proxies will be solicited primarily by mail and may also be solicited personally or by telephone by the directors, officers and employees of the Corporation without special compensation. The cost of solicitation by management will be borne by the Corporation.

The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Management Proxy Circular, the Notice of Meeting and form of proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are nominees of management of the Corporation. **A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO** by either filling in the name of such person in the blank space provided in the proxy or by completing another proper form of proxy. A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed proxy with the Corporation's transfer agent and registrar, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, Facsimile within North America (866) 249-7775 and outside North America (416) 263-9524, not less than 48 hours (excluding Saturdays and holidays) prior to the time of the Meeting or any adjournment thereof at which the proxy is to be used, or deliver it to the Chair of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting. A proxy should be executed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited at the Corporation's registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th

Floor, Toronto, Ontario, Canada M5J 2Y1, or at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chair of the Meeting on the day of such Meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by the proxy will be voted accordingly. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE CONTINUANCE RESOLUTION AS SET OUT IN APPENDIX A TO THIS CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.** At the time of printing this Management Proxy Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares (the "**Common Shares**"). At the date hereof, the Corporation has outstanding 32,947,703 Common Shares, each of which carries one vote. The outstanding Common Shares are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "AFO". The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed as March 23, 2005 (the "**Record Date**"). The Corporation's registrar and transfer agent, Computershare Investor Services Inc., will prepare an alphabetical list of shareholders as of such Record Date showing the number of shares held by each shareholder. A shareholder may examine the list during usual business hours at the offices of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, and at the Meeting. Each shareholder named in the list will be entitled to one vote per share shown opposite his or her name on the said list, even though he or she has since that date disposed of his or her shares. Where a shareholder has transferred ownership of any of his or her shares after the Record Date, the transferee (and not the original shareholder) may vote such shares provided he or she (a) produces properly endorsed share certificates to the Corporation or otherwise establishes to the Corporation that he or she owns such shares, and (b) demands, not later than 10 days before the Meeting, that his or her name be included in the list of shareholders before the Meeting.

As at the date of this Management Proxy Circular, to the knowledge of the directors or executive officers of the Corporation, no person beneficially owned, directly or indirectly, or exercised control or direction over, securities of the Corporation carrying more than 10% of the voting rights attaching to any class of outstanding voting securities of the Corporation.

ADVICE TO NON-REGISTERED SHAREHOLDERS

Only registered holders of Common Shares or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of an intermediary (an "**Intermediary**") with whom the Non-Registered Holder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered Registered Retirement Savings Plans (RRSPs), Registered Retirement Income Funds (RRIFs), Registered Education Savings Plans (RESPs) and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of the Companies Act of Barbados and National Instrument 54-101, the Corporation will have distributed copies of the Notice of Meeting, this Management Proxy Circular and the form of proxy (collectively, the "**meeting materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Applicable regulatory law and policy requires Intermediaries and clearing agencies to seek voting instructions from Non-Registered Holders. Without specific instructions from Non-Registered Holders, Intermediaries and clearing agencies are prohibited from voting the shares of the Non-Registered Holders. Accordingly, Intermediaries and clearing agencies are required to forward the meeting materials to Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in proxy-related materials, a request for voting instructions (the "**voting instructions form**") which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives the voting instructions form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the voting instructions form and a form of legal proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the voting instructions form.

SPECIAL BUSINESS – CONTINUANCE

Continuance

At the Meeting, or any adjournment thereof, shareholders of the Corporation will be asked to consider and, if deemed advisable, pass with or without variation, a resolution as set forth in Appendix A to this Management Proxy Circular (the "**Continuance Resolution**") approving the continuance of the Corporation, which is currently organized under the *Companies Act*, Chapter 308 of the Laws of Barbados (the "**Barbados Act**"), as a company under the laws of the British Virgin Islands (the "**Continuance**") pursuant to the *International Business Companies Act*, Cap. 291, as amended (the "**BVI Act**").

Reasons for Continuance

The Continuance is being proposed in order to permit the Corporation to appoint auditors which are participating members of the Canadian Public Accountability Board (the "**CPAB**"), as required by Canadian securities legislation, and to facilitate corporate activities, including future financings, and the possible listing of the Corporation's shares on other stock exchanges. No audit firms in Barbados are participating members of the CPAB. In order to remain a company under the Barbados Act and also comply with applicable Canadian securities legislation, the Corporation would have to appoint, under the laws of Barbados, an auditor in Barbados and, under Canadian securities legislation, a second auditor that is a participating member of the CPAB. The proposed Continuance would allow the Corporation to avoid the additional costs and administrative inefficiencies that would result from having to appoint two auditors if the Corporation were to remain a company under the Barbados Act.

By continuing the Corporation under the BVI Act, the Corporation will be able to take advantage of the favourable tax treatment accorded to international business companies under the BVI Act.

The British Virgin Islands has enjoyed a long history of political and economic stability. The British Virgin Islands is a well-developed international business and financial centre. The British Virgin Islands' legal system is based on the English common law system.

British Virgin Islands companies and all amounts paid by them to non-residents are exempt from all local taxes and stamp duty. All dividends, royalties, interest, fees and management fees paid or deemed to be paid by an international business company to a person resident outside the British Virgin Islands are exempt from tax and no amount is required to be withheld under the jurisdiction's *Income Tax Act*. A company incorporated under the BVI Act is not liable for any tax in the British Virgin Islands on the transfer of any securities or assets of the company.

Effect of Continuance

The Corporation is currently a company continued and organized under the Barbados Act. Upon the issuance of a Certificate of Continuation under the BVI Act, the Continuance will become effective and the Corporation will become subject to the BVI Act, as if it had been incorporated under the BVI Act, and the Articles of Continuation together with the memorandum and articles of association will be deemed to be the constitutional documents of the Corporation. Under the laws of Barbados, the Corporation will not be regarded as discontinued from Barbados until the Registrar of Corporate Affairs and Intellectual Property of Barbados issues a Certificate of Discontinuance, which will reference the date of the Certificate of Continuation under the BVI Act. Upon the issuance of a Certificate of Discontinuance under the Barbados Act, the Corporation will become an External Company under the Barbados Act. The Corporation will continue into the British Virgin Islands under the name "AfriOre Limited". A copy of the form of draft Articles of Continuation and the Memorandum and Articles is set forth in Appendix B to this Management Proxy Circular.

The BVI Act provides that when a company continues under the BVI Act:

(a) the continued corporation possesses all the properties, rights, privileges and franchises and is subject to all the liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of the company;

(b) a conviction against, or ruling, order or judgment in favour of or against the company at the date of continuance may be enforced by or against the continued corporation; and

(c) the continued company will be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action affecting the company.

Upon the Continuance becoming effective, the Corporation will have no authorized capital but will be authorized to issue 100,000,000,000 common shares of no par value. The terms of the common shares following the Continuance will be substantially equivalent to the terms of the common shares immediately prior to the Continuance, except that following the Continuance, the common shares will be subject to redemption, purchase and acquisition by the Corporation for less than fair value with the written consent of the holder of such shares.

The Continuance will not affect the Corporation's status as a listed company on the TSX or as a reporting issuer under the securities legislation of British Columbia, Alberta and Ontario and the Corporation will remain subject to the requirements of such legislation.

Comparison of Shareholders Rights under Barbados Act and BVI Act

Upon the issuance of the Certificate of Continuation, shareholders of the Corporation will become shareholders of a company under the BVI Act. The differences between the Barbados Act and the BVI Act will result in various changes to the rights of shareholders of the Corporation. The following is a summary of the significant differences between the Barbados Act and the BVI Act insofar as they affect the rights of shareholders of the Corporation. The following is a summary only and does not purport to be, nor should it be considered to be, an exhaustive analysis of the two statutes, nor a comprehensive statement of the particulars of the actual statutory provisions to which reference is made. Shareholders of the Corporation should consult their own legal advisors if they wish further information concerning these matters. It should be noted that the Corporation will continue to be subject to applicable securities laws and stock exchange rules in Canada, which currently impose audit, financial reporting, proxy solicitation and certain other requirements relating to the rights of shareholders of the Corporation.

General

The BVI Act was passed in 1984 and provides for the incorporation of an offshore international business company (an "**IBC**"). Typically the object of an IBC is to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands. An IBC, however, may not:

(a) carry on business with persons resident in the British Virgin Islands (the "**BVI**");

(b) own an interest in real property situate in the BVI other than a lease for use as an office;

(c) carry on banking or trust business unless it is licensed under the *Banks and Trust Companies Act, 1990*;

(d) carry on business as an insurance or reinsurance company, insurance agent or insurance broker unless it is licensed under an enactment authorising it to carry on that business;

(e) carry on the business of company management unless licensed under the *Company Management Act, 1990*; or

(f) carry on the business of providing the registered office or the registered agent for companies incorporated in the BVI.

It should be noted that BVI has enacted the *BVI Business Companies Act, 2004* (the "**BBCA**") on January 1, 2005. The BBCA will replace the BVI Act. There is a transitional period of two years. Companies may only be incorporated under the BVI Act until December 31, 2005. Companies incorporated under the BVI Act will be able to re-register under the BBCA, and on January 1, 2007, all BVI Act companies will automatically be re-registered under the BBCA.

Residency Requirements of Directors

The Barbados Act does not contain any residency requirements for directors. The BVI Act also does not contain any residency requirements for directors.

Meetings of Shareholders

The Barbados Act stipulates that a meeting of shareholders must be held in Barbados, unless all of the shareholders entitled to vote at the meeting agree to hold it outside of Barbados or the articles of the company provide otherwise. Under the BVI Act, shareholders' meetings are not required to be held in the BVI.

Audited Financial Statements

The Barbados Act confers on shareholders the right to appoint an auditor and the right to receive audited annual financial statements. The Barbados Act stipulates that the auditor must be a member of the Institute of Chartered Accountants of Barbados and hold a practising certificate. Under the BVI Act, an IBC has to keep such accounts and records as the directors consider necessary or desirable in order to reflect the financial position of an IBC. There is no requirement that a company appoint an auditor or that financial statements be subject to audit.

Appointment of Directors

Under the Barbados Act, in the absence of cumulative voting rights, each shareholder of a company has the right to vote the number of shares held in respect of each director nominated. For example, if three directors are nominated and a shareholders holds 100 common shares, the shareholder can vote 100 shares in respect of each candidate. Under the BVI Act, there is no provision for cumulative voting. Directors are elected by a resolution of shareholders or directors as defined under the articles of association.

Financial Assistance

Under the Barbados Act, financial assistance may only be given by a company to certain persons and related corporations subject to prescribed solvency tests. Under the BVI Act, there is no statutory prohibition on financial assistance. It should be noted in addition, that subject to any limitations or provisions to the contrary in its memorandum or articles, an IBC has the power irrespective of corporate benefit, to perform any act or activity within its objects. Provided that a company has a wide objects clause then there should be no issue. It should be noted that the directors of an IBC will be subject to duties at common law and to standard of care duties pursuant to section 54 of the BVI Act.

Take-Over Bid

Pursuant to the Barbados Act, if within 120 days after the date of a take-over bid, the bid is accepted by the holders of not less than 90% of the issued and outstanding class of shares to which the bid relates, other than shares held by the offeror (or its affiliates or associates), then the offeror is entitled to acquire the shares held by the shareholders who did not tender to the bid. The shareholders who did not tender to the bid are required to transfer their shares to the offeror on the same terms that the original offer was made or demand to receive the fair value of their shares. The BVI Act does not prescribe take-over bid rules and requirements.

Shareholder Proposals and Proxy Solicitation

Under the Barbados Act, any shareholder who is entitled to vote at an annual meeting may submit a proposal with respect to any matter. The Barbados Act requires a public company, such as the Corporation, to provide notice of a general meeting, a form of proxy for use by every shareholder entitled to vote at such meeting, as well as an information circular containing prescribed information relating to the company and the matters to be dealt with at the meeting. Under the BVI Act, shareholders of an IBC may elect directors by a resolution of shareholders. No specific provision is made under the BVI Act for the submission of proposals. The BVI Act contains no provisions relating the mandatory solicitation of proxies.

Requisition of Meeting by Shareholders

The Barbados Act provides that the holders of not less than 5% of the voting shares of a company may require the directors to call a meeting of shareholders. Under the BVI Act, unless the articles provide for a lesser percentage, the directors of an IBC will have to call a meeting of shareholders on the request of shareholders holding more than 50% of the outstanding shares.

Dissent Rights of Shareholders

The Barbados Act provides that shareholders who dissent from certain fundamental changes of a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The BVI Act provides that any shareholder of an IBC is entitled to payment of the fair value of his shares upon dissenting from any of the following:

(a) merger;

(b) consolidation;

(c) any sale, transfer, lease, exchange or other disposition of more than 50% of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all the net proceeds to be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition; or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection of the shareholders;

(d) a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company; and

(e) an arrangement if permitted by the court.

Investigations

Under the Barbados Act, a shareholder may apply to a court for an order requiring that an investigation be made of a company or of any affiliate of company. Under the BVI Act, a shareholder of an IBC may make a request to inspect the books and records but an IBC only has to grant the request if it is pursuant to a proper purpose. If an IBC refuses the inspection, the shareholder may within 90 days of receiving his notice of refusal apply to the court for an order to allow the inspection.

Required Approval

The Continuance is subject to the approval of the TSX and approval of the shareholders of the Corporation.

In order to become effective, the Continuance Resolution must be approved by a majority of not less than two-thirds of the votes cast by shareholders of the Corporation in person or by proxy who voted in respect of the Continuance Resolution. **The Board of Directors recommends that shareholders of the Corporation vote in favour of the Continuance Resolution.**

The Corporation may apply for the discontinuance from Barbados if: (1) the Continuance is approved by the requisite number of votes of shareholders of the Corporation; (2) it is established to the satisfaction of the Registrar of Corporate Affairs and Intellectual Property of Barbados that the Continuance will not adversely affect the creditors or shareholders of the Corporation; and (3) the laws of BVI provide in effect that:

(a) the property of the Corporation continues to be the property of the body corporate;

(b) the body corporate continues to be liable for the obligations of the Corporation;

(c) any existing cause of action, claim or liability to prosecution is unaffected;

(d) a civil, criminal or administrative action or proceeding pending by or against the Corporation can be continued to be prosecuted by or against the body corporate; and

(e) a conviction against or ruling order or judgment in favour of or against, the Corporation can be enforced by or against the body corporate.

Management is satisfied that the above sets out the effect of the law of BVI.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE CONTINUANCE RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST THE CONTINUANCE RESOLUTION OR NOT VOTED. In the event the Continuance Resolution does not receive the requisite shareholder approval, the Corporation will not proceed with the Continuance and will company under the Barbados Act.

Rights of Dissent

Pursuant to the provisions of the Barbados Act, a shareholder is entitled to dissent and be paid the "fair value" of such shareholder's Common Shares if such shareholder objects to the Continuance Resolution and the Continuance Resolution becomes effective.

In order to dissent, a shareholder must send a written dissent (an "**Objection Notice**") to the Continuance Resolution to the Corporation at its registered office at Hampton House, Erdiston Hill, St. Michael, Barbados, Attention: Corporate Secretary at or before the Meeting, unless the Corporation did not give notice to the shareholder of the purpose of the meeting and of his or her right to dissent.

Within ten days following the date of the Meeting, if the Continuance Resolution is adopted, the Corporation must send to each shareholder who has filed an Objection Notice in respect of the Continuance Resolution, at the address specified for such purpose in such shareholder's Objection Notice, a notice stating that the Continuance Resolution has been adopted (the "**Corporation Notice**"). A Corporation Notice is not required to be sent to any shareholder who voted for the Continuance Resolution or who has withdrawn an Objection Notice.

Within 20 days after receipt by a dissenting shareholder of the Corporation Notice or, if no Corporation Notice is received by the dissenting shareholder, within 20 days after such shareholder learns that the Continuance Resolution has been adopted, the dissenting shareholder is required to send a written notice to the Corporation, at the address referred to in the preceding paragraph, containing the shareholder's name and address, the number of Common Shares held in respect of which such shareholder dissents and a demand for payment of the fair value of such Common Shares (the "**Demand for Payment**"). Within 30 days thereafter, the dissenting shareholder must send the share certificates representing such Common Shares to the Corporation or to the Corporation's transfer agent and registrar, Computershare Investor Services Inc. Such share certificates will be endorsed by the Corporation or by the Corporation's transfer agent and registrar with a notice that the holder is a dissenting shareholder and will forthwith be returned to the dissenting shareholder. A dissenting shareholder who fails to forward share certificates within the time required loses any right to make a claim for payment of the fair value of such shareholder's Common Shares.

After sending a Demand for Payment to the Corporation, a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his or her shares unless (a) the dissenting shareholder withdraws the Demand for Payment before the Corporation sends an Offer to Pay (as described below), (b) the Corporation fails to make an Offer to Pay (as described below) and the dissenting shareholder withdraws the Demand for Payment, or (c) the directors abandon the action in respect of which the Continuance Resolution was passed, in which case such shareholder's rights are reinstated as of the date such Demand for Payment was sent.

The Corporation is required, not later than seven days after the later of the day on which the action approved by the Continuance Resolution becomes effective and the day the Corporation receives the Demand for Payment, to send to each dissenting shareholder who has sent a Demand for Payment a written offer (the "**Offer to Pay**") to pay for the Common Shares which are the subject of the Objection Notice in an amount considered by the directors to be the fair value of such shares as of the close of business on the day before the day on which the action was approved by the Continuance Resolution accompanied by a statement showing how the fair value was determined. Every Offer to Pay must be on the same terms. The Corporation must pay for the common shares of a dissenting shareholder within ten days after an Offer to Pay has been accepted by such dissenting shareholder, but any such Offer to Pay lapses if the Corporation does not receive an acceptance thereof within 30 days after such Offer to Pay has been made.

If the Corporation fails to make the Offer to Pay or if a dissenting shareholder fails to accept an Offer to Pay within the time limit prescribed therefor, the Corporation may, within 50 days after the action approved by the Continuance Resolution becomes effective, apply to the Barbados Court (the "**Court**") to fix a fair value for the Common Share of any dissenting shareholder. If the Corporation fails to apply to the Court in such circumstances, a dissenting shareholder may apply to the Court for the same purpose within a further period of 20 days.

Upon any application to the Court in the foregoing circumstances, the Corporation will notify each affected dissenting shareholder of the date, place and consequences of the application and of such dissenting shareholder's right to appear and be heard in person or by legal counsel. All dissenting shareholders whose Common Shares have not been purchased by the Corporation will be joined as parties to the application and will be bound by the decision of the Court. The Court may determine whether any other person is a dissenting shareholder who should be joined as a party to the proceedings and the Court will fix a fair value for the shares of all of the dissenting shareholders. The final order of the Court will be rendered against the Corporation in favour of each dissenting shareholder and for the amount of the Common Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the Continuance Resolution becomes effective until the date of payment by the Corporation.

The foregoing is a summary only of the rights of dissenting shareholders and is qualified in its entirety by the provisions of Sections 213 to 222 of the Barbados Act as set out in Appendix C to this Management Proxy Circular. The provisions of Sections 213 to 222 of the Barbados Act are technical and complex. Any shareholder desiring to exercise a right to dissent should seek legal advice since failure to comply strictly with the provisions of the Barbados Act may prejudice that right.

The terms "Demand for Payment" and "Offer to Pay" defined in the foregoing section "Special Business – Continuance – Rights of Dissent" and their respective meanings will only apply for purposes of the said foregoing section.

Other Considerations

Canadian Federal Income Tax Considerations for Holders of Common Shares

In the opinion of Goodman and Carr LLP, the following is a summary of the principal Canadian federal income tax considerations under the *Income Tax Act* (Canada) (the "**Tax Act**") generally applicable in respect of the Continuance to a holder of Common Shares who, for purposes of the Tax Act and at all relevant times, is a resident of Canada, holds the Common Shares as capital property, deals at arm's length with the Corporation, is not affiliated with the Corporation and to whom the Corporation is not a foreign affiliate.

This summary is not applicable to a holder which is a "financial institution" as defined in section 142.2 of the Tax Act.

This summary is based upon the current provisions of the Tax Act, the Regulations thereunder, all proposed amendments to the Tax Act and Regulations publicly announced by the Minister of Finance prior to the date hereof (the "**Proposed Amendments**") and counsel's understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the "**CRA**") publicly available prior to the date of this Management Proxy Circular. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in the law or administrative policies or assessing practices of the CRA, nor does it take into account the tax law of any province, territory or foreign jurisdiction. There can be no assurance that the Proposed Amendments will be enacted in the form currently proposed or at all.

This summary is based on the assumption that the Corporation is not and will not be at the time of the Continuance, a resident of Canada for the purposes of the Tax Act.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder. Holders of Common Shares should consult their own tax advisers to determine the tax consequences to them of the Continuance.

The Continuance

The Continuance of the Corporation from Barbados to the British Virgin Islands generally will not have any tax consequences to the Corporation or to a holder of Common Shares (other than a holder who exercises the dissent rights described under the heading "Special Business – Continuance – Rights of Dissent").

Dissenting Shareholders

Dissenting shareholders are advised to consult with their own tax advisors with respect to the tax treatment of payments received as a result of the exercise of the dissent rights described under the heading "Special Business – Continuance – Rights of Dissent". A shareholder who dissents from the Continuance, and thereby becomes entitled to a cash payment should generally be considered to have realized a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition of the Common Shares (which will be equal to the amount of the cash payment less any portion that is in respect of interest) exceed (or are exceeded by) the aggregate of the adjusted cost base of the Common Shares and any reasonable costs of disposition. Any amount in respect of interest received by a dissenting shareholder will be included in such dissenting shareholder's income in accordance with the provisions of the Tax Act.

The date of disposition of shares disposed of by reason of a shareholder exercising such shareholder's dissent rights to the Continuance is unclear and dissenting shareholders should consult their tax advisers in this regard.

Capital Gains and Capital Losses

Generally, only one-half of any capital gain (a "**taxable capital gain**") is required to be included in the holder's income in the taxation year of disposition, and one-half of any capital loss (an "**allowable capital loss**") may be deducted against taxable capital gains realized in the taxation year of disposition. Allowable capital losses that cannot be deducted from taxable capital gains in the year of disposition can generally be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following year against taxable capital gains realized in such years to the extent and in the circumstances set out in the Tax Act.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax under the Tax Act. A holder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

Qualified Investments

Provided that the Common Shares remain listed on a prescribed stock exchange for purposes of the Tax Act (which currently includes the TSX and Tier I and Tier 2 of the TSX Venture Exchange), the Common Shares will remain qualified investments under the Tax Act for trusts governed by registered retirement saving plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (collectively, "deferred income plans").

Foreign Property

The Common Shares will be foreign property under the Tax Act. On February 23, 2005, the Minister of Finance (Canada) introduced a Notice of Ways and Means Motion to amend the Tax Act, which will eliminate the limit in respect of foreign property that may be held by persons subject to tax under Part XI of the Tax Act for months that end in the 2005 and subsequent calendar years.

Foreign Property Information Reporting

A holder of Common Shares that is a specified Canadian entity for a taxation year or a fiscal period and whose total cost amount of specified foreign property, including Common Shares at any time in a taxation year or fiscal period exceeds Cdn$100,000 will be required to file an information return for the year or period disclosing prescribed information. With some exceptions, a taxpayer resident in Canada in the year will generally be a specified Canadian entity. Holders of Common Shares should consult their own advisors regarding the reporting obligations under these rules.

Foreign Investment Entity Draft Legislation

On October 30, 2003, the Minister of Finance released revised draft legislation (the "**proposed rules**") relating to the income tax treatment of investments by Canadian residents in foreign investment entities ("**FIEs**"). In general terms, the draft legislation applies to a participating interest in a FIE, other than an exempt interest. The Common Shares will generally not be an exempt interest.

If the Corporation were an FIE and the Common Shares are not an exempt interest, the Canadian resident would be required to take into account in computing income, on an annual basis, an amount based on a prescribed rate of return on the "designated cost" of the Common Shares held by the Canadian resident. Alternatively, if the Canadian resident qualifies and so elects and the relevant information or documentation is made available to the CRA, the Canadian resident will be required to take into account in computing income either (i) any increase (or decrease) in the value of the Common Shares during each taxation year (subject to a special rule providing for deemed capital gains treatment) or (ii) the Canadian resident's relevant share of the underlying income of the Common Shares, calculated in accordance with Canadian tax rules (whether or not cash distributions were received by the Canadian resident).

The proposed rules generally apply for taxation years beginning after 2002.

No determination has been made as to whether or not following the Continuance the Corporation will be an FIE and Canadian residents are urged to consult their own tax advisors in this regard and as to the effect of these rules on a holder of Common Shares.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below sets forth information concerning the compensation of the Corporation's Chief Executive Officer, Chief Financial Officer and each of the Corporation's three most highly compensated officers earning in excess of CDN$150,000 per annum (collectively, the "**Named Executive Officers**") for the Corporation's fiscal periods ended February 28, 2005, February 29, 2004 and February 28, 2003.

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION			
					Awards		Payouts	
NEO Name and Principal Position	Financial Period [1]	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options / SARs[2] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[3] Payouts ($)	All Other Compen-sation ($)
George Michael van Aswegen, President and Chief Executive Officer[4]	2005 2004 2003	161,000 155,750 140,000	-- -- --	-- -- --	75,000 -- 75,000	-- -- --	-- -- --	-- -- --
Sue M.J. Myburgh, Interim Chief Financial Officer[5]	2005 2004 2003	103,334 94,500 85,000	-- -- --	-- -- --	75,000 50,000 75,000	-- -- --	-- -- --	-- -- --
Stuart R. Comline, Executive Chairman[6]	2005 2004 2003	172,500 166,875 150,000	-- -- --	-- -- --	75,000 175,000 75,000	-- -- --	-- -- --	-- -- --
Mark R. Snelling, former Vice-President, Operations[7]	2005 2004 2003	198,628 167,025 150,000	575 -- --	-- -- --	-- 50,000 75,000	-- -- --	-- -- --	19,894 -- --

Notes:

1. The fiscal year end of the Corporation was changed in November 2000 from November 30 to the last day of February.
2. Stock appreciation rights.
3. Long term incentive plans.
4. Mr. van Aswegen joined the Corporation in May, 2001 and was appointed President and Chief Executive Officer on August 6, 2002.
5. Ms. Myburgh was appointed Interim Chief Financial Officer on September 29, 2004.
6. Mr. Comline was appointed Executive Chairman on August 6, 2002. From December 14, 1999 to August 6, 2002, he was President and Chief Executive Officer of the Corporation.
7. Mr. Snelling resigned on October 29, 2004 and his options expired on January 27, 2005.

Stock Option Grants

The following information concerns the grant of options during the fiscal period ended February 28, 2005 to the Corporation's Named Executive Officers. See "Stock Option Plan" for a full description of the stock option plan of the Corporation.

Option Grants During the Most Recently Completed Financial Year

NEO Name	Securities Under Options / SARs Granted #	% of Total Options / SARs Granted to Employees in Financial Year	Exercise or Base Price ($/security)	Market Value of Securities Underlying Options / SARs on the Date of Grant ($/security)	Expiration Date
George Michael van Aswegen	75,000	9.67%	$0.66	$0.62	28.1.10
Stuart R. Comline	75,000	9.67%	$0.66	$0.62	28.1.10
Sue M.J. Myburgh	50,000 25,000	6.45% 3.22%	$0.66 $0.66	$0.65 $0.62	26.1.10 28.1.10
M.R. Snelling	NIL	NIL	NIL	N/A	27.01.05

Stock Options Exercised During the Most Recently Completed Financial Year

The following information concerns each exercise of options during the fiscal period ended February 28, 2005 by the Corporation's Named Executive Officers and the financial year-end value of unexercised options held on an aggregated basis.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY – End (#) Exercisable / Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY – End ($) Exercisable / Unexercisable
George Michael van Aswegen	NIL	NIL	350,000	$130,250[(1)] / ---
Stuart R. Comline	NIL	NIL	440,000	$114,550[(2)] / ---
Sue M.J. Myburgh	NIL	NIL	200,000	$50,250[(3)] / ---
M.R. Snelling	NIL	NIL	NIL	NIL / NIL

Notes:

1. Based on the closing price of the Common Shares on February 28, 2005 of $0.96 less the exercise prices, which range from $0.50 to $0.75.

2. Based on the closing price of the Common Shares on February 28, 2005 of $0.96 less the exercise prices, which range from $0.54 to $0.80.

3. Based on the closing price of the Common Shares on February 28, 2005 of $0.96 less the exercise prices, which range from $0.66 to $0.80.

The Corporation did not effect any downward pricing of stock options during the fiscal year ended February 28, 2005.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has employment contracts in place for the Chief Executive Officer and senior officers of the Corporation. The current compensation package consists solely of salary and share options. No other compensation is payable to the Chief Executive Officer and senior officers of the Corporation except as disclosed above.

The Corporation has no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $150,000 from the Corporation or its subsidiaries, including periodic payments or instalments, in the event of (i) the resignation, retirement or any other termination of the Named Executive Officer's employment with the Corporation and its subsidiaries, (ii) a change of control of the Corporation or its subsidiaries and (iii) a change in the Named Executive Officer's responsibilities following a change in control.

Composition of the Compensation Committee

The Corporation's Compensation Committee consists of Thomas A. Di Giacomo, Derek L. Kyle and Edward Adrian Meyer; all of whom are directors of the Corporation.

Report on Executive Compensation

The Corporation's executive compensation program is supervised by the Compensation Committee (the "**Committee**") of the board of directors. The primary goal of the Committee is to ensure that the compensation provided to the executive officers is determined with regard to the Corporation's business strategies and objectives and financial condition, so that the financial interest of the executive officers is matched with the financial interests of the shareholders.

The Committee believes that stock options encourage the Corporation's executive officers to own and hold shares in the Corporation and tie their long-term interests directly to those of the shareholders. Under the terms of the Corporation's stock option plan (the "**Plan**"), the Committee may propose and the board of directors may designate employees, including executive officers, eligible to receive options to acquire such numbers of Common Shares as the board of directors determines at the then current trading price on the TSX.

Base compensation is determined for each of the Corporation's executive officers on an individual basis, taking into consideration the individual's experience, performance and contributions to the Corporation's success and competitive industry pay practices for comparable positions. A periodic informal survey of compensation paid to persons occupying similar positions with resource exploration and development stage companies of comparable size provides the Committee with insight into what is considered fair compensation. In April 2003, the Committee utilized the services of an outside consultant to collate the comparative information.

The Corporation's executive officers are not provided with an opportunity to earn annual bonuses.

When granting options pursuant to the Plan, consideration is given to the exercise price of the aggregate options that would be held by an individual after the award. In determining the individual grants, the board of directors considers the following factors: the executive officer's relative position and performance, and past equity grants.

Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return on Common Shares of the Corporation with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Gold Index (GICS 15104030) from November 30, 1999 to February 28, 2005 if $100 was invested and assuming reinvestment of all dividends. Please note that the Corporation's financial year end was changed in November, 2000 from November 30 to the last day of February. Therefore, performance for the period ended February 28, 2001 represents a 15 month period.


S&P/TSX Composite Index
S&P/TSX Gold Index
AfriOre Limited
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
30 Nov. '99
28 Feb. '01
28 Feb. '02
28 Feb. '03
29 Feb. '04
28 Feb. '05

Compensation of Directors

Unrelated directors of the Corporation are entitled to receive a fee of $500 for each Board meeting attended, with a minimum of $6,000 per fiscal year, as well as a fee of $500 for each committee meeting attended, to a maximum of $2,000 per fiscal year. Directors participate in the Corporation's stock option plan. During the fiscal year ended February 28, 2005 options to purchase 275,000 Common Shares were granted to directors other than Messrs. Aswegen and Comline, whose grants of options are set out elsewhere in this management information circular. See "Stock Option Grants".

As explained elsewhere in this circular, certain other corporations or entities in which directors are principals or affiliated with received payments as consideration for consulting and other services provided during the fiscal year ended February 28, 2005. See "Interest of Informed Persons in Material Transactions."

Stock Option Plan

On April 1, 1997, the directors of the Corporation created the Plan which was subsequently amended and restated as of June 4, 2003.

The purpose of the Plan is to encourage ownership of Common Shares by directors, senior officers, employees and consultants of the Corporation and its subsidiaries. Options may be granted under the Plan only to directors, senior officers, employees, consultants and personal holding corporations controlled by a director or senior officer of the Corporation and its subsidiaries, as designated from time to time, by the Board. The number of Common Shares, which may be reserved for issuance under the Plan, is limited to 3,000,000 Common Shares, provided that the Board has the right, from time to time, to increase such number subject to the approval of the TSX and the shareholders of the Corporation. The maximum number of Common Shares which may be reserved for issuance to any one person under the Plan is 5% of the Common Shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of Common Shares reserved for issuance to such person under any option to purchase Common Shares granted as a compensation or incentive mechanism (less the total number of Common Shares reserved for issuance to such person in connection with the prior options). Any Common Shares subject to a prior option or granted pursuant to the Plan which for any reason are cancelled or terminated prior to exercise will be available for a subsequent grant under the Plan. The exercise price of options cannot be less than the minimum price stipulated by applicable regulators. Options granted under the Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be an employee, senior officer, director or consultant of the Corporation or any of its subsidiaries, as applicable, or upon the optionee retiring, becoming permanently disabled or dying. The options are non-transferable. The Plan contains provisions for adjustment in the number of Common Shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the Common Shares, a merger or other relevant changes in the Corporation's capitalization. The Board may from time to time amend or revise the terms of the Plan or may terminate the Plan at any time. The Plan does not contain any provision for financial assistance by the Corporation in respect of options granted under the Plan.

As of the date hereof 2,815,000 options to purchase Common Shares are outstanding pursuant to the Plan.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,815,000	$0.66	185,000
Equity compensation plans not approved by securityholders	NIL	NIL	NIL
Total	2,815,000	$0.66	185,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers, or their respective associates or affiliates, are or have been indebted to the Corporation or its subsidiaries since the beginning of the last completed financial year of the Corporation.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the insiders of the Corporation or the associates or affiliates of those persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, except as described below.

During the fiscal period ended February 28, 2005, the following transactions took place:

The Corporation carries on business outside of Canada. In order to assist in fulfilling its ongoing obligations as a reporting issuer listed for trading on a stock exchange in Canada, the Corporation purchases administrative, advisory and investor relations services from Tau Capital Corp., 25 Sheppard Ave. W., Suite 710, Toronto, Ontario, M2N 6S6, which, during the fiscal period ended February 28, 2005, was owned by two directors, Warren E. Newfield (Ontario, Canada) and Edward Adrian Meyer (Hastings, Barbados). A contract effective August 2001 provides for monthly payments of $25,750 by the Corporation. During the fiscal period ended February 28, 2005, the total amount of such payments was $309,000. The contract was renewed on August 1, 2004, for a period of two years. The Corporation may terminate the agreement at any time by either giving 12 months' notice or 90 days' notice and paying $80,000.

The Corporation also paid consulting fees to a company in which Derek L. Kyle (a director of the Corporation) is a shareholder. Such payments amounted to $6,136 during the fiscal period ended February 28, 2005.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director executive officer of the Corporation at any time since the beginning of its last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this management proxy circular.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers of the Corporation or its subsidiaries (or private companies controlled by them, either directly or indirectly).

AUDITORS

KPMG LLP, Chartered Accountants are the auditors of the Corporation.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting of shareholders other than as set forth in the Notice of Meeting. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.**

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the Internet at www.sedar.com. To request copies of the Corporation's financial statements and related Management's Discussion and Analysis, please contact the Corporation at:

AfriOre Limited
Hampton House
Erdiston Hill, St. Michael, Barbados
Tel: (212) 386-5496 (1-800-364-1784)
Fax: (212) 386-5425
Email: info@afriore.com

APPROVAL

The contents and sending of this Management Proxy Circular have been approved by the directors of the Corporation.

DATED this 28th day of March, 2005.

AFRIORE LIMITED

(Signed) *"George Michael van Aswegen"*
George Michael van Aswegen
Director, President and Chief Executive Officer

APPENDIX A
CONTINUANCE RESOLUTION

WHEREAS it is proposed that AfriOre Limited (the "**Corporation**") discontinue as a company in Barbados pursuant to Sections 356.4 through 356.6 of the *Companies Act, Cap. 308* of the Laws of Barbados (hereinafter referred to as the "**Barbados Act**") and that the Corporation continue into British Virgin Islands pursuant to Sections 84 through 87 of the *International Business Companies Act, Cap 291* of the Laws of the British Virgin Islands (hereinafter referred to as the "**BVI Act**"); and

WHEREAS the Barbados Act permits a Barbados company by special resolution of the shareholders thereof to continue as a body corporate incorporated under the laws of another jurisdiction provided that the continuance will not adversely affect the company's creditors or shareholders and provided also that the laws of that other jurisdiction provide, in effect, that, after continuance:

(i) the property of the company continues to be the property of the body corporate;

(ii) the body corporate continues to be liable for the obligations of the company;

(iii) any existing cause of action, claim or liability to prosecution is unaffected;

(iv) a civil, criminal or administrative action or proceeding pending by or against the company may be continued by or against the body corporate; and

(v) any conviction against, or ruling, order or judgment in favour of or against the company can be enforced by or against the body corporate; and

WHEREAS the proposal to continue as a company incorporated under the laws of British Virgin Islands has been carefully reviewed; will not adversely affect the Corporation's creditors or shareholders; and is considered to be in the best interests of the Corporation; and

WHEREAS in order to continue into the British Virgin Islands, the Corporation must satisfy the requirements prescribed for an International Business Company under Section 5 of the BVI Act and in accordance therewith it is proposed that the Corporation adopt Articles of Continuation containing a new Memorandum and Articles of Association in the form of the draft annexed to the notice of the meeting of shareholders; and

WHEREAS the notice of meeting of shareholders of the Corporation was duly sent in accordance with provisions of Sections 356.4 (2) of the Barbados Act to all the shareholders of the Corporation entitled to vote thereat, to all the directors of the Corporation and to the auditor of the Corporation; and

NOW, THEREFORE BE IT RESOLVED THAT:

1. The continuance of the Corporation under the laws of the British Virgin Islands pursuant Sections 84 to 87 of the BVI Act, upon the terms described in the management proxy circular of the Corporation dated March 28, 2005 (the "**Circular**"), is hereby approved.

2. The application by the Corporation to the Registrar of Corporate Affairs and Intellectual Property of Barbados (the "**Registrar**") under the Barbados Act for a letter of satisfaction to permit such continuance and to issue a certificate of discontinuance is hereby approved.

3. The discontinuance of the Corporation as a company in Barbados pursuant to Sections 356.4 through 356.6 of the Barbados Act is hereby approved.

4. The Articles of Continuation, in substantially the form attached as Appendix B to the Circular, are hereby approved.

5. Upon the date of the filing of the Articles of Continuation with the British Virgin Islands Registry of Corporate Affairs in order to effect the Corporation's continuation into the British Virgin Islands:

   (i) the Corporation adopt the Articles of Continuation containing new Memorandum and Articles of Association substantially in the form annexed to the notice of meeting of shareholders; and.

   (ii) the Corporation appoint HWR Services Limited as its registered agent in the British Virgin Islands and authorise HWR Services Limited, and/or Harney Westwood & Riegels, Solicitors to take any and all action necessary and to execute all necessary documents on behalf of the Corporation, including, but not limited to, the Articles of Continuation, for the continuation of the Corporation under the BVI Act.

6. The directors are authorized to abandon the applications without further approval of the shareholders.

7. Any director or officer of the Corporation is hereby authorized to take all action and sign all documents deeds and papers whatsoever as may be necessary and expedient to give full effect to this resolution, including the preparation and filing of all documents with the Registrar in connection therewith and to satisfy the Registrar that no creditor or shareholder of the Corporation would be adversely affected by the said continuance, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination.

APPENDIX B

FORM OF ARTICLES OF CONTINUATION

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE INTERNATIONAL BUSINESS COMPANIES ORDINANCE

ARTICLES OF CONTINUATION OF AFRIORE LIMITED

1. The name of the Company is AfriOre Limited and it shall be continued as an International Business Company in the British Virgin Islands under the name AfriOre Limited (the "**Company**").

2. The Company was incorporated under the *Company Act* (British Columbia) on July 11, 1986.

3. By minutes of a meeting of the Board of Directors of the Company dated ● 2005 and a meeting of the shareholders of the Company dated ● 2005 it was resolved that the Company should continue as a British Virgin Islands International Business Company pursuant to Section 84 of the International Business Companies Ordinance of the British Virgin Islands.

4. The Registered Agent of the Company will be HWR Services Limited of Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

5. The Registered Office of the Company will be located at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

6. The information required to be included in the Memorandum of Association under subsection (i) of section 12 of the International Business Companies Ordinance is set forth in the Memorandum of Association annexed hereto, which Memorandum of Association together with the Articles of Association annexed hereto are to be effective as the Memorandum and Articles of Association of the Company upon registration of these Articles of Continuation.

7. Upon continuation, the Company will satisfy all the requirements for an International Business Company in accordance with Section 5 of the International Business Companies Ordinance.

We, Harney Westwood & Riegels, hereby certify that these Articles of Continuation and the attached Memorandum and Articles of Association were approved by a resolution adopted by the Directors of the Company on ● 2005.

Dated the ● day of ● 2005.

____

Harney Westwood & Riegels

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE INTERNATIONAL BUSINESS COMPANIES ACT
(CAP. 291)

MEMORANDUM OF ASSOCIATION
OF
AFRIORE LIMITED

NAME

1. The name of the Company is AfriOre Limited.

REGISTERED OFFICE

2. The Registered Office of the Company will be at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

REGISTERED AGENT

3. The Registered Agent of the Company will be HWR Services Limited of P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

GENERAL OBJECTS AND POWERS

4. (1) The object of the Company is to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands.

(2) The Company may not

(a) carry on business with persons resident in the British Virgin Islands;

(b) own an interest in real property situate in the British Virgin Islands, other than a lease referred to in paragraph (e) of subclause (3);

(c) carry on banking or trust business unless it is licensed to do so under the Banks and Trust Companies Act, 1990;

(d) carry on business as an insurance or reinsurance company, insurance agent or insurance broker, unless it is licensed under an enactment authorizing it to carry on that business;

(e) carry on the business of company management, unless it is licensed under the Company Management Act, 1990; or

(f) carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands.

(3) For purposes of paragraph (a) of subclause (2), the Company shall not be treated as carrying on business with persons resident in the British Virgin Islands if

(a) it makes or maintains deposits with a person carrying on banking business within the British Virgin Islands;

(b) it makes or maintains professional contact with solicitors, barristers, accountants, bookkeepers, trust companies, administration companies, investment advisers or other similar persons carrying on business within the British Virgin Islands;

(c) it prepares or maintains books and records within the British Virgin Islands;

(d) it holds, within the British Virgin Islands, meetings of its directors or members;

(e) it holds a lease of property for use as an office from which to communicate with members or where books and records of the Company are prepared or maintained;

(f) it holds shares, debt obligations or other securities in a company incorporated under the International Business Companies Act or under the Companies Act; or

(g) shares, debt obligations or other securities in the Company are owned by any person resident in the British Virgin Islands or by any company incorporated under the International Business Companies Act or under the Companies Act.

(4) The Company shall have all such powers as are permitted by law for the time being in force in the British Virgin Islands, irrespective of corporate benefit, to perform all acts and engage in all activities necessary or conducive to the conduct, promotion or attainment of the object of the Company.

CURRENCY

5. Shares in the Company shall be issued in the currency of Canada.

AUTHORIZED CAPITAL

6. The Company shall have no authorized capital.

CLASSES, NUMBER AND PAR VALUE OF SHARES

7. The Company is authorized to issue one class and one series of shares divided into 100,000,000,000 common shares of no par value.

DESIGNATIONS, POWERS, PREFERENCES, ETC. OF SHARES

8. All shares shall

(a) have one vote each;

(b) be subject to redemption, purchase or acquisition by the Company for less than fair value with the written consent of the holder of such shares; and

(c) have the same rights with regard to dividends and distributions upon liquidation of the Company.

VARIATION OF CLASS RIGHTS

9. If at any time the authorized capital is divided into different classes or series of shares, the rights attached to any class or series (unless otherwise provided by the terms of issue of the shares of

that class or series) may be varied when at least two-thirds of the holders of the shares of each class or series entitled to vote separately on the variation as a class or series have approved the variation. The holders of a series of shares or a class are entitled to vote separately as a series only if the series is affected by a variation in a manner different from other shares of the same class. At least two-thirds of all other members holding voting shares must also approve the variation.

RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

10. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

REGISTERED SHARES

11. Shares in the Company may only be issued as registered shares and may not be exchanged for shares issued to bearer.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

12. The Company may amend any provision of its Memorandum of Association and Articles of Association by a resolution of members. The Company may also by a resolution of directors, amend Clauses 1, 2, 5 and 11 of its Memorandum of Association.

DEFINITIONS

13. The meanings of words in this Memorandum of Association are as defined in the Articles of Association.

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE INTERNATIONAL BUSINESS COMPANIES ACT

(CAP 291)

ARTICLES OF ASSOCIATION

OF

AFRIORE LIMITED

PRELIMINARY

1. In these Articles, if not inconsistent with the subject or context, the words and expressions standing in the first column of the following table shall bear the meanings set opposite them respectively in the second column thereof.

Words	Meaning
capital	The sum of the aggregate par value of all outstanding shares with par value of the Company and shares with par value held by the Company as treasury shares plus (a) the aggregate of the amounts designated as capital of all outstanding shares without par value of the Company and shares without par value held by the Company as treasury shares, and (b) the amounts as are from time to time transferred from surplus to capital by a resolution of directors.
member	A person who holds shares in the Company.
person	An individual, a corporation, a trust, the estate of a deceased individual, a partnership or an unincorporated association of persons.
resolution of directors	(a) A resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a simple majority of the directors present at the meeting who voted and did not abstain; or (b) a resolution consented to in writing by all directors or of all members of the committee, as the case may be; except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority.
resolution of members	(a) A resolution approved at a duly convened and constituted meeting of the members of the Company by the affirmative vote of (i) a simple majority of the votes of the shares entitled to vote thereon which were present at the meeting and were voted and not abstained, or (ii) a simple majority of the votes of each class or series of shares which were present at the meeting and entitled to vote thereon as

a class or series and were voted and not abstained and of a simple majority of the votes of the remaining shares entitled to vote thereon which were present at the meeting and were voted and not abstained; or

(b) a resolution consented to in writing by

(i) all of the votes of shares entitled to vote thereon, or

(ii) an absolute majority of the votes of each class or series of shares entitled to vote thereon as a class or series and all of the votes of the remaining shares entitled to vote thereon;

securities	Shares and debt obligations of every kind, and options, warrants and rights to acquire shares, or debt obligations.
surplus	The excess, if any, at the time of the determination of the total assets of the Company over the aggregate of its total liabilities, as shown in its books of account, plus the Company's capital.
the Act	The International Business Companies Act (Cap 291) including any modification, extension, re-enactment or renewal thereof and any regulations made thereunder.
the Memorandum	The Memorandum of Association of the Company as originally framed or as from time to time amended.
the Seal	Any Seal which has been duly adopted as the Seal of the Company.
these Articles	These Articles of Association as originally framed or as from time to time amended.
treasury shares	Shares in the Company that were previously issued but were repurchased, redeemed or otherwise acquired by the Company and not cancelled.

2. "Written" or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of reproducing words in a visible form, including telex, facsimile, telegram, cable or other form of writing produced by electronic communication.

3. Save as aforesaid any words or expressions defined in the Act shall bear the same meaning in these Articles.

4. Whenever the singular or plural number, or the masculine, feminine or neuter gender is used in these Articles, it shall equally, where the context admits, include the others.

5. A reference in these Articles to voting in relation to shares shall be construed as a reference to voting by members holding the shares except that it is the votes allocated to the shares that shall be counted and not the number of members who actually voted and a reference to shares being present at a meeting shall be given a corresponding construction.

6. A reference to money in these Articles is, unless otherwise stated, a reference to the currency in which shares in the Company shall be issued according to the provisions of the Memorandum.

REGISTERED SHARES

7. Every member is entitled, at his option, to a share certificate or a non-transferable written acknowledgement of his right to obtain a share certificate from the Company in respect of the shares of the Company held by him, but the Company is not bound to issue more than one share certificate in respect of a share or shares held jointly by several persons, and delivery of a share certificate to one of several joint members is sufficient delivery to all.

8. A share certificate shall be manually signed by at least one director or officer of the Company or by or on behalf of a registrar, transfer agent, branch transfer agent or other authenticating agent of the Company. Notwithstanding the foregoing, a fractional share certificate need not be manually signed. The Company may charge a fee for a share certificate issued in respect of a transfer. If a share certificate is issued under the Seal, the signature of the director or officer and the Seal may be facsimiles.

9. If a share certificate contains a printed or mechanically reproduced signature of a person, the Company may issue the share certificate, notwithstanding that the person has ceased to be a director or an officer of the Company, and the share certificate is as valid as if he were a director or an officer at the date of its issue.

10. Any member receiving a share certificate for registered shares shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. Where the registered holder of a share certificate claims that the share certificate has been lost, apparently destroyed or wrongfully taken, the Company shall issue a new share certificate in place of the original share certificate if the member:

   (a) so requests before the Company has notice that the share certificate has been acquired by a bona fide purchaser;

   (b) files with the Company an indemnity bond sufficient in the Company's opinion to protect the Company and any transfer agent, registrar or other agent of the Company from any loss that it or any of them may suffer by complying with the request to issue a new share certificate; and

   (c) satisfies any other reasonable requirements imposed by the Company.

11. If several persons are registered as joint holders of any shares, any one of such persons may give an effectual receipt for any dividend payable in respect of such shares.

SHARES, AUTHORIZED CAPITAL, CAPITAL AND SURPLUS

12. Subject to the provisions of these Articles and any resolution of members, the unissued shares of the Company shall be at the disposal of the directors who may, without limiting or affecting any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or other rights to acquire, (including warrants and rights) or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of directors determine.

13. No share in the Company may be issued until the consideration in respect thereof is fully paid, and when issued the share is for all purposes fully paid and non-assessable.

14. Shares in the Company shall be issued for money, services rendered, personal property (including other shares, debt obligations or other securities in the Company) or an estate in real property or any combination of the foregoing as shall be determined by a resolution of directors, but may not be issued for a promissory note or other binding obligation to contribute money or property.

15. Shares in the Company may be issued for such amount of consideration as the directors may from time to time by resolution of directors determine, except that in the case of shares with par value, the amount shall not be less than the par value, and in the absence of fraud the decision of the directors as to the value of the consideration received by the Company in respect of the issue is conclusive unless a question of law is involved. The consideration in respect of the shares constitutes capital to the extent of the par value and the excess constitutes surplus.

16. A share issued by the Company upon conversion of, or in exchange for, another share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other share, debt obligation or security.

17. Treasury shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with these Articles) as the Company may by resolution of directors determine.

18. The Company may issue fractions of a share and a fractional share shall have the same corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of the same class or series of shares.

19. Upon the issue by the Company of a share without par value, if an amount is stated in the Memorandum to be authorized capital represented by such shares then each share shall be issued for no less than the appropriate proportion of such amount which shall constitute capital, otherwise the consideration in respect of the share constitutes capital to the extent designated by the directors and the excess constitutes surplus, except that the directors must designate as capital an amount of the consideration that is at least equal to the amount that the share is entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

20. The Company may purchase, redeem or otherwise acquire and hold its own shares but only out of surplus.

21. Subject to provisions to the contrary in

(a) the Memorandum or these Articles;

(b) the designations, powers, preferences, rights, qualifications, limitations and restrictions with which the shares were issued; or

(c) the subscription agreement for the issue of the shares,

the Company may not purchase or redeem its own shares without the consent of members whose shares are to be purchased, redeemed or otherwise acquired.

22. No purchase, redemption or other acquisition of shares shall be made unless the directors determine that immediately after the purchase, redemption or other acquisition the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities,

other than deferred taxes, as shown in the books of account, and its capital and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

23. A determination by the directors under the preceding Regulation is not required where shares are purchased, redeemed or otherwise acquired

(a) pursuant to a right of a member to have his shares redeemed or to have his shares exchanged for money or other property of the Company;

(b) by virtue of a transfer of capital pursuant to Regulation 41;

(c) by virtue of the provisions of Section 83 of the Act; or

(d) pursuant to an order of the Court.

24. Shares that the Company purchases, redeems or otherwise acquires pursuant to the preceding Regulation may be cancelled or held as treasury shares except to the extent that such shares are in excess of 80 percent of the issued shares of the Company in which case they shall be cancelled but they shall be available for reissue.

25. Where shares in the Company are held by the Company as treasury shares or are held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the votes in the election of directors of the other company, such shares of the Company are not entitled to vote or to have dividends paid thereon and shall not be treated as outstanding for any purpose except for purposes of determining the capital of the Company.

26. The Company may purchase, redeem or otherwise acquire its shares at a price lower than the fair value only in accordance with, the terms of

(a) the Memorandum or these Articles; or

(b) a written agreement for the subscription for the shares to be purchased, redeemed or otherwise acquired.

27. The Company may by a resolution of directors include in the computation of surplus for any purpose the unrealized appreciation of the assets of the Company, and, in the absence of fraud, the decision of the directors as to the value of the assets is conclusive, unless a question of law is involved.

MORTGAGES AND CHARGES OF REGISTERED SHARES

28. Members may mortgage or charge their registered shares in the Company and upon satisfactory evidence thereof the Company shall give effect to the terms of any valid mortgage or charge except insofar as it may conflict with any requirements herein contained for consent to the transfer of shares.

29. Whilst particulars of a mortgage or charge are registered, no transfer of any share comprised therein shall be effected without the written consent of the named mortgagee or chargee or anyone authorized to act on his behalf.

TRANSFER OF SHARES

30. Registered shares in the Company may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. Where there is a share certificate, such certificate, must be endorsed by the registered holder thereof or deposited together with the share transfer power of attorney (if applicable) properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", which means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), (Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States) or in some other manner satisfactory to the Company. In the absence of a written instrument of transfer the directors may accept such evidence of a transfer of shares as they consider appropriate.

31. The Company shall not be required to treat a transferee of a registered share in the Company as a member until the transferee's name has been entered in the share register.

32. Subject to any limitations in the Memorandum, the Company must on the application of the transferor or transferee of a registered share in the Company enter in the share register the name of the transferee of the share save that the registration of transfers may be suspended and the share register closed at such times and for such periods as the Company may from time to time by resolution of directors determine provided always that such registration shall not be suspended and the share register closed for more than 2 days in any period of 12 months.

TRANSMISSION OF SHARES

33. The executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognized by the Company as having any title to his share but they shall not be entitled to exercise any rights as a member of the Company until they have proceeded as set forth in the next following three Regulations.

34. The production to the Company of any document which is evidence of probate of the will, or letters of administration of the estate, or confirmation as executor, of a deceased member or of the appointment of a guardian of an incompetent member or the trustee of a bankrupt member shall be accepted by the Company even if the deceased, incompetent or bankrupt member is domiciled outside the British Virgin Islands if the document evidencing the grant of probate or letters of administration, confirmation as executor, appointment as guardian or trustee in bankruptcy is issued by a foreign court which had competent jurisdiction in the matter. For the purpose of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian or trustee in bankruptcy.

35. Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a member shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt member and the directors shall treat it as such.

36. Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

37. What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

REDUCTION OR INCREASE IN AUTHORIZED CAPITAL OR CAPITAL

38. The Company may by a resolution of members amend the Memorandum to increase or reduce its authorized capital and in connection therewith the Company may in respect of any unissued shares increase or reduce the number of such shares, increase or reduce the par value of any such shares or effect any combination of the foregoing.

39. The Company may amend the Memorandum to

(a) divide the shares, including issued shares, of a class or series into a larger number of shares of the same class or series; or

(b) combine the shares, including issued shares, of a class or series into a smaller number of shares of the same class or series.

40. The capital of the Company may by a resolution of directors be increased by transferring an amount of the surplus of the Company to capital.

41. Subject to the provisions of the two next succeeding Regulations, the capital of the Company may by resolution of directors be reduced by transferring an amount of the capital of the Company to surplus.

42. No reduction of capital shall be effected that reduces the capital of the Company to an amount that immediately after the reduction is less than the aggregate par value of all outstanding shares with par value and all shares with par value held by the Company as treasury shares and the aggregate of the amounts designated as capital of all outstanding shares without par value and all shares without par value held by the Company as treasury shares that are entitled to a preference, if any, in the assets of the Company upon liquidation of the Company.

43. No reduction of capital shall be effected unless the directors determine that immediately after the reduction the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and that the realizable assets of the Company will not be less than its total liabilities, other than deferred taxes, as shown in the books of the Company and its remaining capital, and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

MEETINGS AND CONSENTS OF MEMBERS

44. The directors of the Company may convene meetings of the members of the Company at such times and in such manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable, and shall call an annual meeting of members not later than eighteen months after the Company's incorporation and subsequently not later than fifteen months after holding the last preceding annual meeting.

45. Upon the written request of members holding 10 percent or more of the outstanding voting shares in the Company the directors shall convene a meeting of members.

46. The directors shall give not less than 21 days notice of meetings of members to those persons whose names on the date the notice is given appear as members in the share register of the Company and are entitled to vote at the meeting.

47. The directors may fix the date notice is given of a meeting of members as the record date or may fix in advance a date as the record date for determining those shares that are entitled to vote at the meeting but the record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to he held.

48. A meeting of members may be called on short notice:

(a) if members holding not less than 90 percent of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90 percent of the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with not less than a 90 percent majority of the remaining votes, have agreed to short notice of the meeting, or

(b) if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute waiver.

49. The inadvertent failure of the directors to give notice of a meeting to a member, or the fact that a member has not received notice, does not invalidate the meeting.

50. A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member.

51. The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

52. An instrument appointing a proxy shall be in substantially the following form or any other form approved by a resolution of directors or such other form as the Chairman of the meeting shall accept as properly evidencing the wishes of the member appointing the proxy.

(Name of Company)

I/We being a member of the above Company with shares HEREBY APPOINT of or failing him of to be my/our proxy to vote for me/us at the meeting of members to be held on the day of and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this day of ....

____
Member

53. The following shall apply in respect of joint ownership of shares:

(a) if two or more persons hold shares jointly each of them may be present in person or by proxy at a meeting of members and may speak as a member;

(b) if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners, and

(c) if two or more of the joint owners are present in person or by proxy they must vote as one.

54. A member shall be deemed to be present at a meeting of members if he participates by telephone or other electronic means and all members participating in the meeting are able to hear each other.

55. A meeting of members is duly constituted if, at the commencement of the meeting, there are 2 persons present in person or by proxy representing not less than 5% of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting. If a quorum be present, notwithstanding the fact that such quorum may be represented by only one person then such person may resolve any matter and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy form shall constitute a valid resolution of members.

56. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are 2 or more persons present within one hour from the time appointed for the meeting in person or by proxy representing not less than 0.5% of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

57. At every meeting of members, the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting, then the president shall preside over the meeting. If the president is not present at the meeting, the members present shall choose someone of their number to be the chairman. If the members are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by prescribed form of proxy at the meeting shall preside as chairman failing which the oldest individual member or representative of a member present shall take the chair.

58. The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

59. At any meeting of the members the chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not (including on a show of hands by members present) and the result of his decision shall be announced to the meeting and recorded in the minutes thereof. If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll/ballot to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll/ballot then any member present in person or

by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll/ballot be taken and the chairman shall thereupon cause a poll/ballot to be taken. If a poll/ballot is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

60. Any person other than an individual shall be regarded as one member and, subject to the specific provisions hereinafter contained for the appointment of representatives of such persons the right of any individual to speak for or represent such member shall be determined by the law of the jurisdiction where, and by the documents by which, the person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any member.

61. Any person other than an individual which is a member of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorized shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual member of the Company.

62. The chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

63. Directors of the Company may attend and speak at any meeting of members of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

64. An action that may be taken by the members at a meeting may also be taken by a resolution of all members consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication, without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more members.

MEMBERS DISSENT

65. In addition to the dissent rights provided under section 83 of the Act, a member is entitled to dissent (in the manner provided for in section 83(2) of the Act) and be paid fair value for his shares if the Company purports to resolve to:

(a) amend its Memorandum or Articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the Company;

(b) amend its Memorandum or Articles to add, remove or change any restriction upon the business or businesses that the Company may carry on or upon the powers that the Company may exercise;

(c) be continued under the laws of another jurisdiction; or

(d) sell, lease or exchange all or substantially all its property other than in the ordinary course of business of the Company.

RESERVED MATTERS

66. For avoidance of any doubt, the following actions require approval by a resolution of members:

(a) the sale, lease or exchange of all or substantially all the property of the Company other than in the ordinary course of business of the Company; and

(b) the amalgamation, merger, consolidation or continuation of the Company.

DIRECTORS

67. The directors shall be elected by the members for such term as the members determine, including on an annual basis, but a director's term shall not exceed the close of the third annual meeting of members following the election.

68. The minimum number of directors shall be three and the maximum number shall be fifteen. Subject to any resolution of members to the contrary, the directors can determine the number of directors within the range of three to fifteen and may appoint additional directors by a resolution of directors, however, the directors may not between meetings of members, appoint an additional director if, after such appointment, the total number of directors would be greater than one and one third times the number of directors to have been elected at the last annual meeting of members.

69. Each director shall hold office for the term, if any, fixed by resolution of members or until his earlier death, resignation or removal.

70. A director may be removed from office, with or without cause, by a resolution of members.

71. A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

72. The directors may at any time appoint any person to be a director either to fill a vacancy, except a vacancy resulting from an increase in the minimum number of directors or from a failure of the members to elect the minimum number of directors, or as an addition to the existing directors. A vacancy occurs through the death, resignation or removal of a director. A director appointed or elected to fill a vacancy holds office for the unexpired term of the director's predecessor. In the absence of a quorum of the board of directors or if the vacancy has arisen from a failure of the members to elect the minimum number of directors, the board of directors shall forthwith call a meeting of members to fill the vacancy. If the board of directors fails to call such meeting or if there are no such directors then in office, any member may call the meeting.

73. The Company may determine by resolution of directors to keep a register of directors containing

(a) the names and addresses of the persons who are directors of the Company;

(b) the date on which each person whose name is entered in the register was appointed as a director of the Company; and

(c) the date on which each person named as a director ceased to be a director of the Company.

74. If the directors determine to maintain a register of directors, a copy thereof shall be kept at the registered office of the Company and the Company may determine by resolution of directors to register a copy of the register with the Registrar of Companies.

75. With the prior or subsequent approval by a resolution of members, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

76. A director shall not require a share qualification and must be an individual.

POWERS OF DIRECTORS

77. The business and affairs of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or these Articles required to be exercised by the members of the Company, subject to any delegation of such powers as may be authorized by these Articles and to such requirements as may be prescribed by a resolution of members; but no requirement made by a resolution of members shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

78. The directors may, by a resolution of directors, appoint any person, including a person who is a director, to be an officer or agent of the Company. The resolution of directors appointing an agent may authorize the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

79. Every officer or agent of the Company has such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the resolution of directors appointing the officer or agent, except that no officer or agent has any power or authority with respect to the matters requiring a resolution of directors under the Act.

80. The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced to their knowledge below the number fixed by or pursuant to these Articles as the necessary quorum for a meeting of directors, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen or for summoning a meeting of members.

81. The directors may by resolution of directors exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

82. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by resolution of directors.

83. The Company may determine by resolution of directors to maintain at its registered office a register of mortgages, charges and other encumbrances in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance:

(a) the sum secured;

(b) the assets secured;

(c) the name and address of the mortgagee, chargee or other encumbrancer;

(d) the date of creation of the mortgage, charge or other encumbrance; and

(e) the date on which the particulars specified above in respect of the mortgage, charge or other encumbrance are entered in the register.

84. The Company may further determine by a resolution of directors to register a copy of the register of mortgages, charges or other encumbrances with the Registrar of Companies.

PROCEEDINGS OF DIRECTORS

85. The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

86. A director shall be deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

87. A director shall be given not less than 3 days notice of meetings of directors, but a meeting of directors held without 3 days notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend, waive notice of the meeting and for this purpose, the presence of a director at a meeting shall constitute waiver on his part. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

88. A director may by a written instrument appoint an alternate who need not be a director and an alternate is entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director.

89. A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate a simple majority of the total number of directors, unless there are only 2 directors in which case the quorum shall be 2.

90. If the Company shall have only one director the provisions herein contained for meetings of the directors shall not apply but such sole director shall have full power to represent and act for the Company in all matters as are not by the Act or the Memorandum or these Articles required to be exercised by the members of the Company and in lieu of minutes of a meeting shall record in writing and sign a note or memorandum of all matters requiring a resolution of directors. Such a note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

91. At every meeting of the directors the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting the Vice-Chairman of the Board of Directors shall preside. If there is no Vice-Chairman of the Board of Directors or if the Vice-Chairman of the Board of Directors is not present at the meeting the directors present shall choose some one of their number to be chairman of the meeting.

92. An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a resolution of directors or a committee of directors consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication by all directors or all members of the committee as the case may be, without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more directors.

93. The directors shall cause the following corporate records to be kept:

(a) minutes of all meetings of directors, members, committees of directors, committees of officers and committees of members;

(b) copies of all resolutions consented to by directors, members, committees of directors, committees of officers and committees of members; and

(c) such other accounts and records as the directors by resolution of directors consider necessary or desirable in order to reflect the financial position of the Company.

94. The books, records and minutes shall be kept at the registered office of the Company, its principal place of business or at such other place as the directors determine.

95. The directors may, by resolution of directors, designate one or more committees, each consisting of one or more directors.

96. Each committee of directors has such powers and authorities of the directors, including the power and authority to affix the Seal, as are set forth in the resolution of directors establishing the committee, except that no committee has any power or authority to amend the Memorandum or these Articles, to appoint directors or fix their emoluments, or to appoint officers or agents of the Company.

97. The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of these Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the resolution establishing the committee.

OFFICERS

98. The Company may by resolution of directors appoint officers of the Company at such times as shall be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a Vice-Chairman of the Board of Directors, a President and one or more Vice-Presidents, Secretaries and Treasurers and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person.

99. The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by resolution of directors or resolution of members, but in the absence of any specific allocation of duties each officer as set out below shall have the following responsibilities:

(a) Chairman of the Board of Directors – Subject to the provisions of the Act or the Articles, preside at all meetings of the members and of the Board of Directors and have such other powers and duties as the Board of Directors may specify. During the absence or disability of the Chairman of the Board of Directors, his duties shall be performed and his powers exercised by the president.

(b) President - Subject to any duties imposed upon the Chairman of the Board of Directors, if one is appointed, the president shall preside at all meetings of the members and of the Board of Directors and is responsible for the general supervision, subject to the authority of the Board of Directors, of the business and affairs of the Company.

(c) Vice Presidents - During the absence or inability of the president to act, his duties shall be performed and his powers shall be exercised by the vice-president, if any, or if there is more than one, by the vice-president selected by the Board of Directors. A vice-president shall also perform such duties and exercise such powers as the president or the Board of Directors may from time to time delegate to him.

(d) Secretaries – A secretary shall:

(i) give or cause to be given all notices required to be given to members, directors, auditors and members of committees;

(ii) attend all meetings of directors, members and committees and enter or cause to be entered in books kept for that purpose minutes of all proceedings at such meetings; and

(iii) be the custodian of all books, papers, records, documents, corporate seals, if any, and other instruments and maintain the share register, minute books and records (other than financial records) of the Company save those entrusted by resolution of the Board of Directors to the custody of the treasurer or other officer or agent of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law. The secretary may delegate his duties to a nominee from time to time.

(e) Treasurers - A treasurer shall keep or cause to be kept full and accurate books of account in which shall be recorded all receipts and disbursements of the Company; control the deposit of money, the safekeeping of securities and the disbursement of funds; and render to the Board of Directors, whenever required of him, an account of the financial affairs of the Company.

100. The powers and duties of all other officers shall be such as the terms of their engagement call for or as the Board of Directors or the president may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant unless the Board of Directors or the president otherwise directs.

101. The Board of Directors may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

102. The emoluments of all officers shall be fixed by resolution of directors.

103. The terms of employment of the officers shall be settled by the Board of Directors. In the absence of written agreement to the contrary the officers of the Company shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors

may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office of the Company may be filled by resolution of directors.

104. The Board of Directors may at any time require any officer, employee or agent of the Company to furnish a bond for the faithful discharge of his duties, in such form and with such surety as the Board of Directors determines.

CONFLICT OF INTERESTS

105. No agreement or transaction between the Company and one or more of its directors or any person in which any director has a financial interest or to whom any director is related, including as a director of that other person, is void or voidable for this reason only or by reason only that the director is present at the meeting of directors or at the meeting of the committee of directors that approves the agreement or transaction or that the vote or consent of the director is counted for that purpose if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors.

106. A director who has an interest in any particular business to be considered at a meeting of directors or members may be counted for purposes of determining whether the meeting is duly constituted.

STANDARD OF CARE

107. In accordance with section 54 of the Act, every director, agent and liquidator of the Company, in performing his functions, shall act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

108. No provision in the Memorandum or Articles of the Company or in any agreement entered into by the Company relieves a director, officer, agent or liquidator of the Company from the duty to act in accordance with the Memorandum or Articles or from any personal liability arising from his management of the business and affairs of the Company.

INDEMNIFICATION

109. Subject to the limitations hereinafter provided the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who

(a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of the Company; or

(b) is or was, at the request of the Company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

110. The Company may only indemnify a person if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

111. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

112. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a *nolle prosequi* does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

113. If a person to be indemnified has been successful in defence of any proceedings referred to above the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

114. The Company may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in these Articles.

SEAL

115. The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by resolution of directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the Registered Office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of a director or any other person so authorized from time to time by resolution of directors. Such authorization may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The Directors may provide for a facsimile of the Seal and of the signature of any director or authorized person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been signed as hereinbefore described.

DIVIDENDS

116. The Company may by a resolution of directors declare and pay dividends in money, shares, or other property, but dividends shall only be declared and paid out of surplus. In the event that dividends are paid in specie the directors shall have responsibility for establishing and recording in the resolution of directors authorizing the dividends, a fair and proper value for the assets to be so distributed.

117. The directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the Company.

118. The directors may, before declaring any dividend, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set aside as a reserve fund upon such securities as they may select.

119. No dividend shall be declared and paid unless the directors determine that immediately after the payment of the dividend the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in its books of account, and its capital. In the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

120. The board of directors may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Company, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Company shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board of directors.

121. Notice of any dividend that may have been declared shall be given to each member in manner hereinafter mentioned and all dividends unclaimed for 3 years after having been declared may be forfeited by resolution of directors for the benefit of the Company.

122. No dividend shall bear interest as against the Company and no dividend shall be paid on treasury shares or shares held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the vote in electing directors.

123. A share issued as a dividend by the Company shall be treated for all purposes as having been issued for money equal to the surplus that is transferred to capital upon the issue of the share.

124. In the case of a dividend of authorized but unissued shares with par value, an amount equal to the aggregate par value of the shares shall be transferred from surplus to capital at the time of the distribution.

125. In the case of a dividend of authorized but unissued shares without par value, the amount designated by the directors shall be transferred from surplus to capital at the time of the distribution, except that the directors must designate as capital an amount that is at least equal to the amount that the shares are entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

126. A division of the issued and outstanding shares of a class or series of shares into a larger number of shares of the same class or series having a proportionately smaller par value does not constitute a dividend of shares.

ACCOUNTS AND AUDIT

127. The Company may by resolution of members call for the directors to prepare periodically a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for

the financial period and a true and fair view of the state of affairs of the Company as at the end of the financial period.

128. The Company may by resolution of members call for the accounts to be examined by auditors.

129. The first auditors shall be appointed by resolution of directors; subsequent auditors shall be appointed by a resolution of members.

130. The auditors may be members of the Company but no director or other officer shall be eligible to be an auditor of the Company during his continuance in office.

131. The remuneration of the auditors of the Company

(a) in the case of auditors appointed by the directors, may be fixed by resolution of directors; and

(b) subject to the foregoing, shall be fixed by resolution of members or in such manner as the Company may by resolution of members determine.

132. The auditors shall examine each profit and loss account and balance sheet required to be served on every member of the Company or laid before a meeting of the members of the Company and shall state in a written report whether or not

(a) in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the state of affairs of the Company at the end of that period; and

(b) all the information and explanations required by the auditors have been obtained.

133. The report of the auditors shall be annexed to the accounts and shall be read at the meeting of members at which the accounts are laid before the Company or shall be served on the members.

134. Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

135. The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of members of the Company at which the Company's profit and loss account and balance sheet are to be presented.

NOTICES

136. Any notice, information or written statement to be given by the Company to members may be served in the case of members holding registered shares in any way by which it can reasonably be expected to reach each member or by mail addressed to each member at the address shown in the share register.

137. Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the

Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

138. Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

VOLUNTARY WINDING UP AND DISSOLUTION

139. The Company may voluntarily commence to wind up and dissolve by a resolution of members but if the Company has never issued shares it may voluntarily commence to wind up and dissolve by resolution of director.

CONTINUATION

140. The Company may by resolution of members continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

APPENDIX C

BARBADOS

COMPANIES ACT, CHAPTER 308

Sections 213 - 222 – Dissenters' Rights and Obligations

213. (1) Subject to sections 223 and 228, a shareholder of any class of shares of a company may dissent if the company resolves

(a) to amend its articles under section 197 or 198 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b) to amend its articles under section 197 to add, change or remove any restriction upon the businesses that the company can carry on;

(c) to amalgamate with another company, otherwise than under section 209 or 210; or

(d) to sell, lease or exchange all or substantially all its property under section 134.

(2) Subject to sections 223 and 228, a shareholder of any class of shares of a company may dissent if the company is subject to an order of the court under section 224 permitting the shareholders to dissent.

(3) The articles of a company that is not a public company may provide that a shareholder of any class or series of shares who is entitled to vote under section 202 may dissent if the company resolves to amend its articles in a manner described in that section.

(4) In addition to any other right he has, but subject to section 222, a shareholder who complies with this section is entitled, when the action approved by the resolution from which he dissents or an order made under section 224 becomes effective, to be paid by the company the fair value of the shares held by him in respect of which he dissents; and the fair value is to be determined as of the close of business on the day before the resolution was adopted or the order made.

(5) A dissenting shareholder may not claim under this section except only with respect to all the shares of a class or series

(a) held by him on behalf of any one beneficial owner, and

(b) registered in the name of the dissenting shareholder.

(6) A dissenting shareholder must send to the company, at or before any meeting of shareholders of the company at which a resolution referred to in subsection (1) or (3) is to be voted on, a written dissent from the resolution, unless the company did not give notice to the shareholder of the purpose of the meeting and of his right to dissent.

(7) When a shareholder of a company has dissented pursuant to subsection (6) to a resolution referred to in subsection (1) or (3), the company must, within 10 days after the shareholders of the company adopt the resolution, send to the shareholder notice that the resolution has been adopted; but the notice need not be sent to the shareholder if he has voted for the resolution or has withdrawn his dissent.

214. (1) A dissenting shareholder must, within 20 days after he receives a notice under subsection (7) of section 213, or, if he does not receive that notice, within 20 days after he learns that a resolution under that subsection has been adopted, send to the company a written notice containing

(a) his name and address;

(b) the number and class or series of shares in respect of which he dissents; and

(c) a demand for payment of the fair value of the shares.

(2) A dissenting shareholder must, within 30 days after sending a notice under subsection (1), send the certificates representing the shares in respect of which he dissents to the company or its transfer agent.

(3) A dissenting shareholder who fails to comply with subsection (2) has no right to make a claim under this section.

(4) A company or its transfer agent must endorse on any share certificate received by it under subsection (2) a notice that the holder of the share is a dissenting shareholder under this section, and forthwith return the share certificate to the dissenting shareholder.

215. (1) After sending a notice under section 214, a dissenting shareholder ceases to have any rights as a shareholder, other than the right to be paid the fair value of his shares as determined under this section, unless

(a) the dissenting shareholder withdraws his notice before the company makes an offer under section 216;

(b) the company fails to make an offer in accordance with section 216 and the dissenting shareholder withdraws his notice; or

(c) the directors

(i) under subsection (2) of section 197 or subsection (3) of section 207, revoke a resolution to amend the articles of the company;

(ii) under subsection (6) of section 208, terminate an amalgamation agreement; or

(iii) under subsection (7) of section 134, abandon a sale, lease or exchange of property,

in which case his rights as a shareholder are re-instated as of the date the notice mentioned in section 214 was sent.

216. (1) A company must, not later than 7 days after the day on which the action approved by the resolution is effective, or the day the company received the notice referred to in section 214, whichever is the later date, send to each dissenting shareholder who has sent such a notice

(a) a written offer to pay for his shares in an amount considered by the directors of the company to be the fair value of those shares, which must be accompanied with a statement showing how the fair value was determined; or

(b) if section 222 applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(2) Every offer made under subsection (1) for shares of the same class or series must be on the same terms.

(3) Subject to section 222, a company must pay for the shares of a dissenting shareholder within 10 days after an offer made under subsection (1) has been accepted; but the offer lapses if the company does not receive an acceptance of the offer within 30 days after it has been made.

217. (1) If a company fails to make an offer under subsection (1) of section 216, or if a dissenting shareholder fails to accept the offer made by the company, the company may, within 50 days after the action approved by the resolution is effective, apply to the court to fix a fair value for the shares of any dissenting shareholders.

(2) If a company fails to apply to the court in the circumstances described in subsection (1), a dissenting shareholder may, within a further period of 20 days, apply to the court to fix a fair value for the shares of any dissenting shareholders.

218. Upon an application to the court under section 217

(a) all dissenting shareholders whose shares have not been purchased by the company are to be joined as parties and are bound by the decision of the court; and

(b) the company must notify each affected dissenting shareholder of the date, place and consequences of the application and of his right to appear and be heard in person or by an attorney-at-law.

219. (1) Upon an application to the court under section 217, the court may determine whether any other person is a dissenting shareholder who should be joined as a party; and the court must then fix a fair value for the shares of all dissenting shareholders.

(2) The court may appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(3) The final order of the court must be made against the company in favour of each dissenting shareholder of the company and for the amount of the shares of the dissenting shareholder as fixed by the court.

220. The court may allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date the action approved by the resolution is effective until the date of payment by the company.

221. (1) If section 222 applies, the company must, within 10 days after the making of an order under subsection 3 of section 219, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(2) If section 222 applies, a dissenting shareholder, by written notice delivered to the company within 30 days after receiving a notice under subsection (1)

(a) may withdraw his notice of dissent, in which case the company consents to the withdrawal and the shareholder is re-instated to his full rights as a shareholder; or

(b) may retain a status as a claimant against the company entitled to be paid as soon as the company is lawfully able to do so, or, in a liquidation, to be ranked subordinate to the rights of creditors of the company, but in priority to the company's shareholders.

222. A company shall not make a payment to a dissenting shareholder under section 216 if there are reasonable grounds for believing

(a) the company is or would, after the payment, be unable to pay its liabilities as they become due; or

(b) the realisable value of the company's assets would thereby be less than the aggregate of its liabilities.

Document 2

AFRIORE LIMITED

PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

The undersigned shareholder (the "**Shareholder**") of AFRIORE LIMITED (the "**Corporation**") hereby appoints George Michael van Aswegen, Director, President and Chief Executive Officer of the Corporation, or failing him Mohammed Patel, or instead of either of them, ______________________________, as proxyholder of the undersigned, with power of substitution, to attend, vote, and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Special Meeting of Shareholders of the Corporation (the "**Meeting**") to be held on Wednesday, May 11th, 2005 and any adjournment thereof. The undersigned hereby acknowledges receipt of the Notice of Meeting and the accompanying Management Proxy Circular. The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

The proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1. VOTE FOR ____ or VOTE AGAINST ____ or WITHHOLD VOTE ____ **(or, if no specification is made, vote for)** the resolution (the "**Continuance Resolution**") approving the continuance of the Corporation from Barbados to the British Virgin Islands, as described in the Management Proxy Circular. The Continuance Resolution is included as Appendix "A" to the Management Proxy Circular.

IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED "FOR" THE MATTERS REFERRED TO ABOVE.

THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED FOR THAT PURPOSE.

Signature of Shareholder	Date
Please Print Name	Number of Shares Represented

This proxy should be dated and signed by the Shareholder or the authorized attorney of the Shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the Shareholder. If the Shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy.

By resolution of the Board of Directors, proxies to be used at the Meeting must be deposited at the offices of **Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Facsimile within North America (866) 249-7775 and outside North America (416) 263-9524,** not less than 48 hours (excluding Saturdays and holidays) before the date of the Meeting or any adjournment thereof.

NOTES

1. If you cannot attend the Meeting but wish to vote on the resolutions and to appoint one of the management nominees, please leave the wording appointing the management nominees as shown, and sign, date, and return the proxy form. You have the right to appoint another person, who need not be a Shareholder of the Corporation, to attend and act for you and on your behalf at the Meeting. If you wish to appoint another person, you may do so by inserting your appointed proxyholder's name in the space provided. You may also appoint an alternate proxyholder to act in the place of an absent proxyholder.

2. The securities represented by this proxy form will be voted in accordance with your instructions on any poll that may be called for in respect of any resolution and, if you have specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **Where no choice on a resolution is specified by you, this proxy form confers discretionary authority on your appointed proxyholder. In such case, a nominee of management acting as proxyholder will vote the securities as if you had specified an affirmative vote.** With respect to any amendments or variations in any of the resolutions shown on the proxy form, or other matters which may properly come before the Meeting, the securities will be voted by the proxyholder as the proxyholder sees fit in his or her sole discretion.

3. If you have returned a proxy form and later decide to vote in person, you may do so by attending the Meeting. Please register your attendance with the Corporation's scrutineers at the Meeting and inform them that you have previously returned a proxy form.

4. For additional information, see the Management Proxy Circular accompanying the Notice of Meeting.